Exhibit 99.1
IDG Funds Exercise Conversion Rights
Beijing, China, September 27, 2010 — China TechFaith Wireless Technology Limited (NASDAQ:CNTF) (“TechFaith”) today announced that IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. (the “IDG Funds”), holders of US$10 million aggregate principal amount of 8% senior secured convertible promissory notes (the “Convertible Notes”) issued by TechFaith’s subsidiary Leo Technology Limited, now renamed 798 Entertainment Limited, in June 2009, have exercised their conversion rights under the Convertible Notes.
Pursuant to the relevant investor rights agreement, each of the IDG Funds chose to convert 62.5% of its share of the principal amount of the Convertible Notes into TechFaith’s ordinary shares, and the remaining 37.5% was converted into shares of 798 Entertainment Limited. As a result of the conversion, TechFaith will issue 78,814,628 of TechFaith’s ordinary shares to IDG Funds, representing approximately 10% of TechFaith’s total outstanding share capital immediately after the issuance. Following this conversion, the IDG Funds exercised their registration rights under the Convertible Notes and TechFaith will file a registration statement on Form F-3 to register such ordinary shares, which will be represented by American Depositary Shares (“ADSs”) once registered. Fifteen of TechFaith’s ordinary shares equal one publicly traded ADS. After the Form F-3 registration statement has been filed, TechFaith will have 793,986,739 ordinary shares outstanding, represented by 52,932,449 ADSs outstanding on a fully diluted basis. Directors and executive officers own approximately 31.4% of TechFaith’s total number of ADSs outstanding on a fully diluted basis.
About TechFaith
TechFaith (NASDAQ: CNTF) is a China-based original developed product (“ODP”) provider focused on the original design and sales of mobile phone products. TechFaith aims to become a branded mobile phone specialist in differentiated market segments in the China market. TechFaith is also striving to build a leading PC and online gaming business through its wholly-owned subsidiary, 798 Entertainment Limited.
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TechFaith engages in the development and production of mid- to high-end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combinations, such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

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With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.

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TechFaith is aiming to become a branded mobile phone specialist for differentiated market segments in the China market, such as under its wholly-owned subsidiary brand name QIGI for smartphone business which targets enterprise users and operator tailored market, under Glomate brand, selling other brand names for girls and teenagers, under the TechFace brand name to target the market of outdoor sports enthusiasts.

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TechFaith is targeting both the mobile and online PC gaming markets through its websites www.798uu.com and www.798game.com with gaming content developed internally, co-developed and licensed from third parties.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com